FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	English language summary of Material Event
2.	Additional Information

English language summary of Material Event reported to the Superintendent of Pension Fund Administrators (“SAFP”), to the Superintendent of Securities and Insurance (“SVS”) and to all the Chilean Stock Exchanges

Santiago, Chile, April 27, 2007

In compliance with current laws and regulations in effect, we hereby report as a Material Event that the following Board of Directors was elected at the Ordinary Shareholders’ Meeting of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) held on April 30, 2009:

Directors: Mr. Joaquín Vial Ruiz-Tagle; Mr. Jesús Del Pino Durán; Mr. Luis Fernando Ferreres Crespo; Mr. José Manuel Doiztua García; Mr. Francisco Javier Sala Domínguez; Mrs. Ximena Rincón González and Mr. Alberto Pulido Cruz.

Alternate Directors: Mr. Jorge Antonio Marshall Rivera and Mr. Jorge Granic Latorre were designated as Alternate Directors for Mrs. Ximena Rincón González and Mr. Alberto Pulido Cruz, respectively.

At an Extraordinary Meeting of the Board of Directors held on the same date following the Ordinary Shareholders’ Meeting, the Board elected Mr. Joaquín Vial Ruiz-Tagle as Chairman of the Board and Mr. Jesús Del Pino Durán as Vice Chairman of the Board.

The present communication of this Material Event of the Company is made by the Chief Executive Officer of Provida, who is duly authorized to make such communication, pursuant to article 9 and article 10, subparagraph 2 of Law No. 18.045.

Sincerely,

/s/ Ricardo Rodríguez Marengo
Ricardo Rodríguez Marengo
Chief Executive Officer

Additional Information

The following new members were elected to the Directors’ Committee: (all qualify as “independent” pursuant to NYSE Corporate Governance Standards):

•	Mr. Jesús Del Pino Durán;
•	Mr. Alberto Pulido Cruz; and
•	Mr. Luis Fernando Ferreres Crespo.

Mr. Jesús Del Pino Durán was designated as the “financial expert” of the Directors’ Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	June 2, 2009	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	June 2, 2009	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.